Exhibit 2.3

Execution Copy

ASSET PURCHASE AGREEMENT

among:

HPR GLOBAL, INC.,

a Delaware corporation,

SYMYX TECHNOLOGIES, INC.,

a Delaware corporation

and

SYMYX SOLUTIONS, INC.,

an Oregon corporation

Dated as of February 11, 2010

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT is entered into as of February 11, 2010, by and among HPR Global, Inc., a Delaware corporation (“Purchaser”), Symyx Technologies, Inc., a Delaware corporation (“Parent”) and Symyx Solutions, Inc., an Oregon corporation and wholly-owned subsidiary of Parent (“Seller”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITAL

Seller and Purchaser wish to provide for the sale of the Transferred Assets (as defined in Section 1.1) to Purchaser on the terms set forth in this Agreement.

Concurrently with the execution of this Agreement, Purchaser and Seller are entering into a Technology License Agreement, attached hereto as Exhibit B (the “License Agreement”), which agreement shall become effective upon the Closing.

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

1.	SALE OF TRANSFERRED ASSETS; RELATED TRANSACTIONS.

1.1 Sale of Transferred Assets. Seller shall sell, assign, transfer, convey and deliver to Purchaser, at the Closing (as defined in Section 1.7), all of Seller’s ownership, rights and interest in and to the following properties, rights, interests and tangible and intangible assets (the “Transferred Assets”), free of any Encumbrances (other than Permitted Encumbrances), on the terms and subject to the conditions set forth in this Agreement:

(a) Intellectual Property: The patents and patent applications, trade secrets, know-how, inventions, designs, drawings and other intellectual property rights identified on Schedule 1.1(a) (collectively, the “Transferred IP”).

(b) Fixed Assets: The furniture, fixtures, computer equipment and other tangible assets of Seller that are identified on Schedule 1.1(b) (the “Transferred Fixed Assets”).

(c) Contracts: All rights of Seller under Seller Contracts identified on Schedule 1.1(c) (the “Transferred Contracts”).

(d) LEA Software: The components of the “Lab Execution and Analysis” (“LEA”) software platform identified on Schedule 1.1(d) and all source code files, development tools, test results, error logs and any other materials or documentation related thereto, and all Intellectual Property Rights therein other than the Retained Intellectual Property (collectively, the “LEA Software Assets”).

(e) Account Receivables: The accounts receivable, notes receivable, other receivables and rights to bill and receive payment for products shipped or delivered by the Business and/or services performed by the Business but unbilled or unpaid as of the Closing to be identified on Schedule 1.1(e) to be delivered by Seller to Purchaser at the Closing (but expressly excluding the right to receive payment of royalties arising under Seller Contracts, which right to receive royalties is retained by Seller) (the “Transferred Receivables”).

(f) Inventory: The inventory owned by Seller to be identified on Schedule 1.1(f) to be delivered by Seller to Purchaser at the Closing (the “Transferred Inventory”).

(g) Cash: Cash in an amount to be determined by Seller and set forth on Schedule 1.1(g) in order to make the representation set forth in Section 2.15 as of the Closing; provided, however, in no event shall such cash amount be less than $3,000,000 (the “Transferred Cash”).

(h) Claims: All Claims (including Claims for past infringement of Transferred Assets and Claims for insurance benefits, rights and proceeds) of Seller against other Persons relating to the Transferred Assets (regardless of whether or not such Claims have been asserted by Seller) and all rights of indemnity, warranty rights, rights of contribution, rights to refunds, rights of reimbursement and other rights of recovery possessed by Seller (regardless of whether such rights are currently exercisable) relating to the Transferred Assets.

(i) Marketing Materials: Advertising, marketing and promotional materials possessed by Seller relating to the Business.

(j) Lists and Records: All lists, records and other information and data pertaining to accounts, personnel and referral sources, suppliers, customers and research activities pertaining to the other Transferred Assets and drawings, reports, studies, plans, books, ledgers, files and business and accounting records relating to such Transferred Assets of every kind (including all financial, business and marketing plans), in each case whether evidenced in writing, electronic data, computer software or otherwise.

(k) Governmental Authorizations: To the extent transferrable to Purchaser, all Governmental Authorizations and rights to all data and records held by any Governmental Body.

In furtherance of the foregoing and not in limitation thereof, the parties acknowledge that the Transferred Assets will include all of the tangible assets physically located on the date of this Agreement at Seller’s facility located at 415 Oakmead Parkway, Sunnyvale, California 94085 (the “Oakmead Facility”). Notwithstanding the foregoing, the parties agree that Seller is not selling, assigning, transferring, conveying or delivering to Purchaser, and the Transferred Assets shall not include, any licenses or royalty obligations owing to Seller, whether or not associated with the Business or any Transferred Asset.

Parent has provided to Purchaser draft versions of Schedules 1.1(e), 1.1(f), 1.1(g) and 1.3(a) which are based on the financial information available to Parent as of the date hereof and provide a good faith estimate by Parent as to what will comprise such Schedules as of the Closing. Purchaser acknowledges that the final versions of such Schedules shall be delivered to Purchaser in connection with the Closing and shall be prepared by Parent in accordance with this Section 1.1 and as necessary to satisfy the representation in Section 2.15. The final versions of such Schedules shall be prepared by Parent and delivered to Purchaser at least two business days prior to the scheduled Closing Date.

1.2 Purchase Price. The aggregate purchase price (the “Purchase Price”) to be paid by Purchaser as consideration for the sale, assignment, transfer, conveyance and delivery of the Transferred Assets pursuant to this Agreement shall be:

(a) the assumption of the Assumed Liabilities as described in Section 1.3, which shall be evidenced by the execution by Purchaser of an Assumption Agreement in the form of Exhibit C (the “Assumption Agreement”);

(b) the issuance of a promissory note by Purchaser to Seller in the principal amount of $10,000,000, in the form of Exhibit D (the “Note”); and

(c) the issuance of that number of shares of Purchaser Common Stock, constituting 19.5% of the outstanding shares of capital stock of Purchaser immediately following the Closing (after giving effect to the issuance of the shares contemplated by this Section 1.2(c)) (the “Shares”), and a warrant, in the form attached hereto as Exhibit E (the “Warrant” and, together with the Shares, the “Securities”), to purchase that number of shares of Purchaser Common Stock that constitute 19.5% of the shares reserved for issuance under the Plan as of the Closing (with such share amounts to be based on the capitalization information set forth in the Purchaser Closing Certificate (defined in Section 1.7 below).

1.3 Assumption of Liabilities.

(a) On the terms and subject to the conditions set forth in this Agreement, Purchaser shall assume, at the Closing, only the following Liabilities of Seller (the “Assumed Liabilities”): (i) the obligations and liabilities set forth on Schedule 1.3(a) (the “Transferred Liabilities”) to be delivered by Seller to Purchaser at Closing, which Transferred Liabilities shall not exceed an amount necessary to make the representation in Section 2.15 accurate as of the Closing; (ii) the obligations and liabilities relating to the operation of the Business by Purchaser or the Transferred Assets that first arise after the Closing; (iii) the obligations and liabilities of Seller under the Transferred Contracts that first arise after the Closing; and (iv) the wages, salaries or other Liabilities relating to the Transferred Employees with respect to the employment of such Transferred Employees for the period of time that they are employed by Purchaser or any of its Affiliates following the Closing.

(b) Notwithstanding anything to the contrary in this Agreement, Purchaser shall not assume any liabilities or obligations of Seller (whether or not related to the Transferred Assets or the Business and whether or not incurred prior to, at or following the Closing) other than the Assumed Liabilities (the “Retained Liabilities”). Specifically, but not in limitation of the foregoing sentence, the following Liabilities shall be deemed to be Retained Liabilities: (i) any actual or alleged breach of or default under any Transferred Contract occurring on or prior to the Closing; (ii) any violation of a Legal Requirement, product liability, tort or infringement occurring on or prior to the Closing; (iii) any Proceeding relating to any of the foregoing. The Retained Liabilities shall also include any and all Liabilities with respect to the employment of the employees of the Business that arise from or relate to the period of time that such employees were employed by the Seller or any of its Affiliates, any and all Liabilities that arise from or relate to the termination of any such person’s employment with the Seller or any of its Affiliates, and any and all Liabilities related to the Seller Plans (as such term is defined in Section 2.17).

(c) The parties agree that any Liabilities associated with any property Taxes payable by any party hereto in connection with the Business for a Tax period including the Closing Date, or any refunds, credits or offsets of such property Taxes associated with the Business for such period, will be allocated between Purchaser, on the one hand, and Parent and Seller, on the other hand, on a straight-line proportionate basis for any such Tax period based on the number of days the Business is controlled by Parent and Seller prior to the Closing and the number of days the Business is controlled by Purchaser following the Closing. For the avoidance of doubt, the preceding sentence shall not apply to any income Taxes or Taxes covered by Section 1.4.

1.4 Sales Taxes. Purchaser and Seller shall each bear and pay fifty percent (50%) of any sales Taxes, value added Taxes, use Taxes, transfer Taxes, documentary charges, recording fees or similar Taxes, charges or fees that may become payable in connection with the sale of the Transferred Assets to Purchaser or in connection with any of the other Transactions.

1.5 Valuation; Allocation.

(a) Prior to the Closing or as soon as reasonably practicable thereafter, Seller shall deliver to Purchaser a notice specifying the valuation of the Shares and the Warrant. Such valuation of the Shares and Warrant shall be subject to the approval of Purchaser, such approval not to be unreasonably withheld or delayed, and shall in no event exceed $500,000 in the aggregate for the Securities.

(b) The Purchase Price shall be allocated among the Transferred Assets in accordance with a schedule to be prepared by Seller and delivered to Purchaser (taking into account the valuation of the Securities pursuant to Section 1.5(a) above), which schedule shall be subject to the approval of Purchaser, such approval not to be unreasonably withheld or delayed, within 45 days following the Closing Date. Such schedule will be prepared in compliance with Section 1060 of the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations promulgated thereunder), and neither Purchaser nor Seller shall file (and neither shall permit any Affiliate of Purchaser or Seller, as the case may be, to file) any Tax Return or other document with, or make any statement or declaration to, any Governmental Body that is inconsistent with such allocation. Purchaser shall prepare and deliver IRS Form 8594 to Seller within 45 days after the Closing Date to be filed with the United Internal Revenue Service. Any disputes under this Section 1.5 shall be resolved in accordance with the dispute resolution procedures set forth on Schedule 6.9(b).

1.6 Agreements Relating to Transfer of Transferred Assets. Seller and Purchaser agree that any software and software documentation included in the Transferred Assets and any other Transferred Assets that can be transmitted to Purchaser by electronic transmission (collectively, the “Remotely Transferable Assets”) shall be delivered to Purchaser by electronic transmission as of or promptly (and in any event no later than five days) following the Closing and shall not be delivered to Purchaser on any tangible medium. If any tangible Transferred Asset is inadvertently transferred to Purchaser, together with any Remotely Transferable Asset, such tangible Transferred Asset shall be returned to Seller, the Remotely Transferable Assets thereon shall be removed by Seller, Seller shall transfer such tangible Transferred Asset back to Purchaser without such Remotely Transferable Assets and Purchaser shall irretrievably remove such Remotely Transferable Assets that were originally acquired on a tangible medium from Purchaser’s computers or other electronic media. Promptly following any such electronic transmission, Seller shall execute and deliver to Purchaser a certificate in a form reasonably acceptable to Purchaser and containing, at a minimum, the following information: (i) the date of transmission; (ii) the time the transmission was commenced and concluded; (iii) the name of the individual who made the transmission; (iv) the signature of such individual; and (v) a general description of the nature of the items transmitted sufficient to distinguish the transmission from other transmissions.

1.7 Closing.

(a) The closing of the sale of the Transferred Assets to Purchaser and the other Transactions contemplated by this Agreement (the “Closing”) shall take place at a time and date to be specified by the parties, which shall be no later than the second business day following the satisfaction or waiver of the conditions set forth in this Section 1.7 and shall be no earlier than March 1, 2010 and no later than March 31, 2010, unless otherwise consented to by Parent and Purchaser, or at such other time or date as the parties hereto agree in writing. The Closing shall occur at the offices of Cooley Godward Kronish LLP at 10:00 a.m. Pacific time on the Closing Date. For purposes of this Agreement, “Closing Date” shall mean the date on which the Closing actually takes place.

(b) At the Closing, Seller shall cause to be delivered to Purchaser:

(i) a Bill of Sale and Assignment Agreement in substantially the form of Exhibit F (“Bill of Sale”), duly executed by Seller;

(ii) a sublease agreement with respect to the Oakmead Facility, on terms to be mutually agreed upon by Parent and Purchaser (the “Lease Agreement”), duly executed by Seller;

(iii) a transition services agreement, on terms to be mutually agreed upon by Parent and Purchaser (the “Transition Agreement”), duly executed by Seller;

(iv) a Securities Issuance Agreement, substantially in the form of Exhibit G, duly executed by Seller;

(v) a software license, services and co-marketing agreement, on terms to be mutually agreed upon by Seller and Purchaser (the “Software License, Services and Co-Marketing Agreement”);

(vi) the Assumption Agreement, duly executed by Seller; and

(vii) such other bills of sale, endorsements, assignments and other documents as may be reasonably necessary or appropriate to assign, convey, transfer and deliver to Purchaser good and valid title to the Transferred Assets, all duly executed by Seller as appropriate, including instruments suitable for evidencing and recording with the applicable Governmental Bodies the assignment of the Registered IP to Purchaser (the “Conveyance Documents”).

(c) At the Closing, Purchaser shall cause to be delivered to Seller:

(i) the Assumption Agreement, duly executed by Purchaser;

(ii) the Note, duly executed by Purchaser;

(iii) a stock certificate evidencing Seller’s ownership of the Shares;

(iv) the Lease Agreement, duly executed by Purchaser;

(v) the Transition Agreement, duly executed by Purchaser;

(vi) the Securities Issuance Agreement, duly executed by Purchaser;

(vii) the Software License, Services and Co-Marketing Agreement, duly executed by Purchaser; and

(viii) the closing certificate, in the form attached hereto as Exhibit H (the “Purchaser Closing Certificate”).

(d) Conditions to Seller’s Obligations. The obligation of Seller to consummate the Transactions contemplated by this Agreement is subject to the satisfaction of the following conditions as of the Closing:

(i) the representations and warranties set forth in Section 3 shall be true and correct, in all material respects, at and as of the Closing as though then made;

(ii) Purchaser shall have performed and complied with, in all material respects, all of the covenants and agreements required to be performed by it under this Agreement at or prior to the Closing;

(iii) no Proceeding shall be pending in which it is sought to restrain or prohibit or to obtain damages or other relief (including rescission) in connection with the Transactions contemplated hereby, and no Order shall have been entered preventing the transaction contemplated hereby;

(iv) Purchaser shall have delivered to Seller a certificate signed by an officer of Purchaser, in a form reasonably satisfactory to Seller, dated as of the Closing Date, stating that the conditions specified in subsections (i) and (ii) above have been satisfied; and

(v) Purchaser shall have delivered to Seller all other agreements and documents required to be delivered by Purchaser pursuant to Section 1.7(c).

(e) Conditions to Purchaser’s Obligations. The obligations of Purchaser to consummate the Transactions contemplated by this Agreement is subject to the satisfaction of the following conditions as of the Closing:

(i) the representations and warranties set forth in Section 2 shall be true and correct, in all material respects, at and as of the Closing as though then made except for those representations and warranties that addressed matters only as of a particular date prior to the date hereof (which representations shall have been true and correct as of such particular date);

(ii) Seller shall have performed and complied with, in all material respects, all of the covenants and agreements required to be performed and complied with by it under this Agreement at or prior to the Closing;

(iii) Seller shall have obtained, in form and substance reasonably satisfactory to Purchaser, releases of all Encumbrances relating to the Transferred Assets (other than the Permitted Encumbrances), and Seller shall have delivered to Purchaser copies of all such releases of Encumbrances;

(iv) Purchaser and Seller shall have received or obtained all Governmental Authorizations that are necessary for the consummation of the Transactions contemplated hereby and Purchaser’s operation of the Business after the Closing, in each case on terms reasonably satisfactory to Purchaser;

(v) there shall have been no Material Adverse Effect since the date of this Agreement;

(vi) no Proceeding shall be pending in which it is sought to restrain or prohibit or to obtain damages or other relief (including rescission) in connection with the Transactions contemplated hereby, and no Order shall have been entered preventing the transaction contemplated hereby;

(vii) Seller shall have delivered to Purchaser a FIRPTA affidavit dated as of the Closing and in form and substance required under the Treasury Regulations issued pursuant to Code Section 1445 so that Purchaser is exempt from withholding any portion of the Purchase Price;

(viii) Seller shall have delivered to Purchaser a certificate signed by an officer of Seller (or, if so elected by Parent, by an officer of Parent), in a form reasonably satisfactory to Purchaser, dated as of the Closing Date, stating that the conditions specified in subsections (i), (ii), (iii) and (v) above have been satisfied; and

(ix) Seller shall have delivered to Purchaser all other agreements and documents required to be delivered by Seller pursuant to Section 1.7(b).

1.8 Nonassignable Contracts. To the extent that the assignment hereunder by Seller to Purchaser of any Transferred Contract is not permitted or is not permitted without the consent of any other party to such Transferred Contract and such consent shall not have been received as of the time of the Closing, this Agreement shall not be deemed to constitute an assignment of any such Transferred Contract if such consent is not given or if such assignment otherwise would constitute a breach of, or cause a loss of contractual benefits under, any such Transferred Contract, and Purchaser shall assume no obligations or liabilities under any such Transferred Contract. Notwithstanding the foregoing with respect to any such consent that is not obtained prior to the Closing, at Purchaser’s request, Seller shall cooperate with Purchaser following the Closing Date in any reasonable arrangement designed to provide Purchaser with the rights and benefits (subject to the obligations, to the extent such obligations would have otherwise been Assumed Liabilities if such Transferred Contract had been assigned to Purchaser at the Closing) under any such Transferred Contract, including the enforcement for the benefit of Purchaser of any and all rights of Seller against any other party arising out of any breach or cancellation of any such Transferred Contract by such other party and, if requested by Purchaser, acting as an agent on behalf of Purchaser or as Purchaser shall otherwise reasonably require, all at Purchaser’s expense. In addition, with respect to any such consent that is not obtained prior to the Closing, at Seller’s request, upon Seller’s cooperation with Purchaser following the Closing Date in any reasonable arrangement designed to provide Purchaser with the rights and benefits under any such Transferred Contract, Purchaser shall assume the obligations under any such Transferred Contract to the extent such obligations would have otherwise been Assumed Liabilities if such Transferred Contract had been assigned to Purchaser at the Closing.

2.	REPRESENTATIONS AND WARRANTIES OF SELLER.

Parent and Seller jointly represent and warrant, subject to such exceptions disclosed in the Disclosure Schedule, to and for the benefit of Purchaser, as follows:

2.1 Due Organization.

(a) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Oregon.

(b) Seller, with respect to the Business, has obtained and currently maintains all qualifications to do business as a foreign corporation in all other jurisdictions in which the character of Seller’s properties or the nature of Seller’s activities require it to be so qualified and in which the failure to be so qualified has had or would be reasonably expected to have a Material Adverse Effect.

2.2 Equipment; Fixed Assets. All of the Transferred Fixed Assets: (a) are structurally sound, free of material defects and deficiencies and in good condition and repair (ordinary wear and tear excepted); and (b) are adequate for the uses to which they are being put in the ordinary operation of the Business.

2.3 Title to Transferred Assets. Seller owns and has good and valid title to, or possesses a valid and subsisting license or leasehold interest in, all of the Transferred Assets (including the Transferred Contracts), free and clear of any Encumbrances (other than Permitted Encumbrances). Purchaser understands that Parent and its subsidiaries engaged in a corporate reorganization in July 2009 in which Parent transferred (or caused one of its subsidiaries to transfer) all of the rights in the Business to Seller. Parent confirms that it had (or its subsidiaries had) the full right and power to transfer all of the rights in the Business to Seller as part of such corporate reorganization.

2.4 Intellectual Property

(a) Other than licenses granted to third parties under Seller Contracts and other than licenses granted to Purchaser in connection with the Transactional Agreements, Seller exclusively owns all right, title and interest to and in the Transferred IP (excluding the Legacy Patents) and the LEA Software Assets (in the case of the LEA Software Assets, excluding rights licensed from third parties therefor), free and clear of any Encumbrances. No Transferred IP (excluding the Legacy Patents) or LEA Software Asset is subject to any Proceeding or outstanding decree, order, judgment, Contract or stipulation that restricts in any manner the use, licensing or transfer thereof by Seller or that would reasonably be expected to adversely affect the validity, use or enforceability thereof. To Seller’s Knowledge, the Seller IP, together with the license and rights granted to Purchaser under the License Agreement and the Software License, Services and Co-Marketing Agreement, constitute (i) all the Business IP and (ii) all the Intellectual Property Rights and Intellectual Property necessary for the conduct of the Business as currently conducted.

(b) Seller has not transferred ownership of or granted any exclusive retention of or joint ownership of Seller IP (excluding the Legacy Patents) to any Person.

(c) All documents and instruments necessary to establish, perfect, and maintain the rights of Seller in the Registered IP (excluding the Legacy Patents) have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Body.

(d) Seller has taken commercially reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in the proprietary information pertaining to or included in the Transferred IP (excluding the Legacy Patents) and the LEA Software Assets. All current and former employees, contractors, agents and consultants of Seller who are or were involved in the creation of Transferred IP (excluding the Legacy Patents) and/or LEA Software Assets for Seller have executed a written assignment of inventions agreement substantially in the form provided to Purchaser that vests in Seller exclusive ownership of all right, title and interest in and to such Transferred IP (excluding the Legacy Patents) and/or LEA Software Assets, and have waived all moral rights therein, to the extent not already provided by applicable Legal Requirements.

(e) No funding, facilities, or personnel of any Governmental Body or any public or private university, college, or other educational or research institution were used, directly or indirectly, to develop or create, in whole or in part, any Transferred Product, Transferred IP (excluding the Legacy Patents), or LEA Software Assets.

(f) Each filing relating to any item of Registered IP (excluding the Legacy Patents) is and at all times has been in compliance with all Legal Requirements applicable to such filing in all material respects and all material filings, payments and other actions required to be made or taken to maintain each item of Registered IP (excluding the Legacy Patents) in full force and effect have been made by the applicable deadline. Each item of Registered IP (excluding the Legacy Patents) (i) has been filed, applied for or registered solely in the name of Seller and (ii) to the extent issued or registered as of the date hereof, is valid, subsisting and enforceable.

(g) To Seller’s Knowledge, no Person has infringed, misappropriated or otherwise violated, and no Person is currently infringing, misappropriating or otherwise violating, any Seller IP (excluding the Legacy Patents). The Seller has not received any written notice or other written communication that any Person has infringed, misappropriated, or otherwise violated, or that any Person is currently infringing, misappropriating or otherwise violating, any Seller IP (excluding the Legacy Patents).

(h) To Seller’s Knowledge, neither the Seller IP (excluding the Legacy Patents) nor the conduct of the Business has infringed, misappropriated or otherwise violated, or infringes, misappropriates or otherwise violates, (i) any Intellectual Property Right of any other Person other than any rights in any patent or industrial property right and (ii) any Intellectual Property Right in any patent or industrial property right of any other Person. The Seller has not received any written notice or other written communication that any of the Seller IP (excluding the Legacy Patents) or the conduct of the Business has infringed, misappropriated or otherwise violated, or infringes, misappropriates or otherwise violates any Intellectual Property Right of any other Person.

(i) The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not (i) alter, restrict, impair or extinguish, or otherwise create any Encumbrance with respect to, any Seller IP (excluding the Legacy Patents); (ii) cause the forfeiture or termination of, or give rise to a right of forfeiture or termination of, any Seller IP (excluding the Legacy Patents); (iii) violate or result in a breach of any Contract governing any Seller IP (excluding the Legacy Patents) or result in any acceleration of or increase in, or loss of, any payments or benefits thereunder. Following the Closing, subject to the licenses and rights granted by Seller under the Seller Contracts, all Transferred IP (excluding the Legacy Patents) and LEA Software Assets (other than any license or other grant of rights to Seller related to the LEA Software Assets under the Transactional Agreements to which no representation or warranty is made) will be fully transferable, alienable or licensable by the Purchaser without restriction and without payment of any kind to any Person.

2.5 Contracts.

(a) Part 2.5(a) of the Disclosure Schedule identifies each of the following Seller Contracts (each Seller Contract required to be disclosed on Part 2.5(a) of the Disclosure Schedule is referred to collectively as the “Material Contracts”):

(i) each Seller Contract with any Governmental Body;

(ii) each partnership, joint venture or similar Seller Contract;

(iii) each Seller Contract pursuant to which any Person has the right to (A) distribute or otherwise resell any Transferred Product or (B) sublicense any Seller IP;

(iv) each Seller Contract with a customer that has outstanding accounts receivables in excess of $100,000 in the aggregate or that contemplates or involves the performance of services by Seller having a value in excess of $100,000 in the aggregate;

(v) each Seller Contract pursuant to which Seller leases or otherwise occupies or uses any real property in the conduct of the Business (the “Leased Real Property”);

(vi) each Seller Contract that prohibits Seller from freely engaging in the Business anywhere in the world;

(vii) each Seller Contract providing for the mortgaging, pledging or otherwise placing an Encumbrance on any Transferred Asset

(viii) each material Seller Contract providing for any license of or other grant of rights in any Seller IP to any third party, other than Contracts providing for a license or other grant of rights with respect to the commercial sale or license of the Transferred Products;

(ix) each material Seller Contract providing for any license of or other grant of rights in any Business IP to Seller (other than any license or other grant of rights to Seller related to the LEA Software Assets, which are not deemed to be Material Contracts and to which no representation or warranty is made);

(x) each Seller Contract that involves the sharing of profits with, or the payment of royalties to, any third party;

(xi) each Seller Contract pursuant to which a third party has been, or may be, granted rights to access, possess or use software source code that is Seller IP, including, without limitation, any related source code escrow agreements;

(xii) each Seller Contract pursuant to which Seller has granted a third party “most favorable” pricing or other terms with respect to any Seller IP or Transferred Products; and

(xiii) each Seller Contract that grants to any Person any exclusive rights under any Seller IP or with respect to any Transferred Product, or any rights of first refusal, rights of first negotiation or similar rights, or an option for any of the foregoing.

(b) With respect to each of the Material Contracts: (i) Seller has not materially violated or breached any such Contract and, to Seller’s Knowledge, no such Contract has been breached in any material respect or cancelled by any other party thereto; (ii) no event has occurred, and no circumstance or condition exists, that might (with or without notice or lapse of time) result in a material violation or breach by Seller of any of any such Contract; (iii) Seller has not received any written notice regarding any violation or reach of any such Contract; (iv) Seller has not waived any material right under any such Contract; and (v) such Contract is valid, binding and enforceable against Seller and, to Seller’s Knowledge, the other parties thereto (subject to the Enforceability Exception (as defined in Section 2.12)). Seller has delivered to Purchaser accurate and complete copies of all Transferred Contracts.

2.6 Compliance with Legal Requirements. (a) Seller is, and has been during the three years preceding the date hereof, in compliance in all material respects with each Legal Requirement that is applicable to the conduct of the Business or the ownership or operation of the Transferred Assets; (b) Seller has not received any written notice or other written communication that any event has occurred that might, or that the conduct of the Business or ownership or operation of the Transferred Assets might, constitute or result in a material violation by Seller of any Legal Requirement applicable to the conduct of the Business; and (c) Seller has not received any written notice or other written communication from any Governmental Body or any other Person regarding any material violation of any Legal Requirement applicable to the conduct of the Business or the ownership or operation of the Transferred Assets.

2.7 Governmental Authorizations. Part 2.7 of the Disclosure Schedule identifies each Governmental Authorization that is material to the conduct of the Business or the ownership or operation of the Transferred Assets and that is held by Seller. Each Governmental Authorization identified in Part 2.7 of the Disclosure Schedule is valid and in full force and effect, and Seller is not, to its Knowledge, subject to any Proceeding seeking to revoke, suspend or otherwise limit any such Governmental Authorization.

2.8 Proceedings; Orders. There is no pending Proceeding against or involving Seller and, to the Knowledge of Seller, no Person has threatened to commence any Proceeding against or involving Seller: (a) that involves or directly affects the Business or any of the Transferred Assets in any material respect; or (b) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the Transactions. There is no Order relating to the Business or to which any of the Transferred Assets is subject. Seller has not received any written notice or other written communication that there is any proposed Order that, if issued or otherwise put into effect: (i) may have an adverse effect on the Business or the Transferred Assets or on the ability of Seller to comply with or perform any covenant or obligation under this Agreement; or (ii) may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the Transactions.

2.9 Environmental Matters. Seller has not received any written notice or other written communication from any Governmental Body or other Person regarding any Liability arising from or relating to the presence, generation, manufacture, production, transportation, importation, use, treatment, refinement, processing, handling, storage, discharge, release, emission or disposal of any Hazardous Material on any Leased Real Property. Seller has not received any written notice or other written communication that either the Leased Real Property or any surface water, groundwater, soil or air associated with the Leased Real Property, contains any Hazardous Material.

2.10 Tax Matters. All Taxes required to be paid by Seller prior to the date hereof that relate to the Business or the Transferred Assets have been timely paid. There are no outstanding Tax liens that have been filed by any Tax authority or other Governmental Body against any of the Transferred Assets (other than liens with respect to Taxes that are not yet due and payable).

2.11 Real Property. Seller does not own any real property used or held for use in the Business. The current use and operation of the Leased Real Property by Seller is in compliance, in all material respects with, all applicable zoning, land use, building, fire, health, labor, safety and environmental laws and other Legal Requirements. Seller has not received any written notice or other written communication to the effect that there is any existing plan or study by any Governmental Body that challenges the continuation of the present use or operation of any Leased Real Property. There are no subleases, licenses, occupancy agreements or other contractual obligations that grant the right of use or occupancy of any of the Leased Real Property to any Person other than Seller and there is no Person in possession of any of the Leased Real Property other than Seller.

2.12 Authority; Binding Nature of Agreements. Each of Parent and Seller has the corporate right, power and authority to enter into and to perform their respective obligations under each of the Transactional Agreements to which it is or may become a party; and the execution, delivery and performance by each of Parent and Seller of the Transactional Agreements to which it is or may become a party have been duly authorized by all necessary action on the part of Parent and Seller, as the case may be. Neither Parent nor Seller is required to obtain the approval of its stockholders in connection with the execution, delivery and performance of any of the Transactional Agreements. This Agreement constitutes the legal, valid and binding obligation of Parent and Seller, enforceable against each such party in accordance with its terms, subject to: (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) general principles of equity (the “Enforceability Exception”). Upon the execution by Parent and Seller of each other Transactional Agreements to which such party is a party, such Transactional Agreement will constitute the legal, valid and binding obligation of such party and will be enforceable against each such party in accordance with its terms, subject to the Enforceability Exception.

2.13 Non-Contravention; Consents. Neither the execution and delivery by Seller of any of the Transactional Agreements, nor the consummation or performance by Seller of any of the Transactions, will (with or without notice or lapse of time):

(a) contravene or result in a violation of: (i) any of the provisions of the certificate of incorporation, bylaws or similar documents of Seller; or (ii) any resolution adopted by the stockholders, board of directors or any committee of the board of directors of Seller;

(b) contravene or result in a violation of any Legal Requirement or any Order to which any of the Transferred Assets is subject;

(c) result in the imposition or creation of any Encumbrance upon or with respect to any Transferred Asset; or

(d) contravene, conflict with or result in a violation of or breach of, or result in a default under, any Transferred Contract, give any third party the right to modify, terminate or to accelerate any obligation under, or result in the loss, modification or termination of any rights or benefits under, any Transferred Contract.

The Seller will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Governmental Body in connection with the execution and delivery by Seller of any of the Transactional Agreements or the consummation or performance by Seller of any of the Transactions.

2.14 Receivables. The Transferred Receivables represent valid obligations of customers of Seller arising from bona fide transactions in the ordinary course of business.

2.15 Current Operating Assets. The sum of (a) the Transferred Cash plus (b) the Transferred Receivables plus (c) the Transferred Inventory will exceed the Transferred Liabilities by at least $8,600,000. For purposes of the foregoing, the balance for each of the Transferred Cash, the Transferred Receivables, the Transferred Inventory and the Transferred Liabilities will be calculated in accordance with U.S. generally accepted accounting principles applied on a basis consistent with the principles used by Seller in the preparation of its unaudited balance sheet dated September 30, 2009, as included in its Form 10-Q as filed with the Securities and Exchange Commission for the nine months ending on such date.

2.16 Representations relating to the Securities.

(a) Purchase for Own Account. Seller is acquiring the Securities for its own account and beneficial interest for investment and not for sale or with a view to distribution of the Securities or any part thereof, has no present intention of selling (in connection with a distribution or otherwise), granting any participation in, or otherwise distributing the same, and does not presently have reason to anticipate a change in such intention.

(b) Access to Data. Seller has had an opportunity to discuss Purchaser’s business, management and financial affairs with its management and the opportunity to review Purchaser’s business plans. The Seller understands that such discussions, as well as any written information issued by Purchaser, were intended to describe the aspects of Purchaser’s business and prospects which it believes to be material but were not necessarily a thorough or exhaustive description. The foregoing, however, does not limit or modify Purchaser’s representations and warranties in Section 3 or the right of Seller to rely thereon.

(c) Ability to Bear Economic Risk. Seller acknowledges that investment in the Securities involves a high degree of risk, and represents that it is able, without materially impairing its financial condition, to hold the Securities for an indefinite period of time and to suffer a complete loss of its investment.

(d) Accredited Investor Status. Seller is an “accredited investor” as such term is defined in Rule 501 under the Securities Act.

(e) Rule 144. Seller acknowledges and agrees that the Securities are “restricted securities” as defined in Rule 144 promulgated under the Securities Act as in effect from time to time and must be held indefinitely unless they are subsequently registered under the Securities Act or an exemption from such registration is available. The Seller has been advised or is aware of the provisions of Rule 144, which permits limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions, including, among other things: the availability of certain current public information about Purchaser, the resale occurring following the required holding period under Rule 144 and the number of shares being sold during any three-month period not exceeding specified limitations.

3.	REPRESENTATIONS AND WARRANTIES OF PURCHASER.

Purchaser represents and warrants, to and for the benefit of Seller and Parent, as follows:

3.1 Due Organization. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

3.2 Authority; Binding Nature of Agreements. Purchaser has the corporate right, power and authority to enter into and to perform its obligations under each of the Transactional Agreements to which it is or may become a party; and the execution, delivery and performance by Purchaser of the Transactional Agreements to which it is or may become a party have been duly authorized by all necessary action on the part of Purchaser. No vote of the holders of shares of Purchaser Common Stock is necessary to adopt this Agreement and approve the Transactions. This Agreement constitutes the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to the Enforceability Exception. Upon the execution by Purchaser of each other Transactional Agreement to which Purchaser is a party, such Transactional Agreements will constitute the legal, valid and binding obligation of Purchaser, subject to the Enforceability Exception.

3.3 Non-Contravention; Consents. Neither the execution and delivery by Purchaser of any of the Transactional Agreements, nor the consummation or performance by Purchaser of any of the Transactions, will (with or without notice or lapse of time):

(a) contravene or result in a violation of: (i) any of the provisions of the certificate of incorporation or bylaws or similar documents of Purchaser; or (ii) any resolution adopted by the stockholders, board of directors or any committee of the board of directors of Purchaser;

(b) contravene or result in a violation of any Legal Requirement or any Order to which Purchaser is subject; or

(c) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Contract to which Purchaser is a party or by which Purchaser is bound.

Purchaser is not and will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Governmental Body in connection with the execution and delivery by Purchaser of any of the Transactional Agreements or the consummation or performance by Purchaser of any of the Transactions (except for such state blue sky filings with respect to the issuance of the Securities that may be timely made following the Closing).

3.4 Valid Issuance of Securities. The rights, preferences, privileges and restrictions of the Shares are as stated in the Certificate of Incorporation of Purchaser, as filed with the Secretary of the State of Delaware on February 9, 2010, and attached hereto as Exhibit I (the “Certificate of Incorporation”). When issued in compliance with the provisions of this Agreement and, as applicable, the Warrant, the Shares and the shares of Purchaser Common Stock issuable upon exercise of the Warrant (the “Exercise Shares”), will be validly issued, fully paid and nonassessable, and will be free of any liens or encumbrances; provided, however, that the Shares and the Exercise Shares may be subject to restrictions on transfer under state and/or federal securities laws as set forth herein or as otherwise required by such laws at the time a transfer is proposed. The issuance of the Securities and the Exercise Shares and is not and will not be subject to any preemptive rights or rights of first refusal that have not been properly waived or complied with.

3.5 Initial Transaction. As of the Closing, all of the Initial Transactions will have been consummated.

3.6 No Operations. Purchaser has not conducted any operations as of the Closing other than in connection with the negotiation and consummation of the Transactions contemplated by this Agreement and the other agreements and documents referred to in Section 1.7.

3.7 Offering Valid. Assuming the accuracy of the representations and warranties of Seller contained in Section 2.16, the offer, sale and issuance of the Securities will be exempt from the registration requirements of the Securities Act and will have been registered or qualified (or are exempt from registration and qualification) under the registration, permit or qualification requirements of all applicable state securities laws. Neither Purchaser nor any agent on its behalf has solicited or will solicit any offers to sell or has offered to sell or will offer to sell all or any part of the Securities to any Person or Persons so as to bring the sale of such Securities by Purchaser within the registration provisions of the Securities Act or any state securities laws.

3.8 Proceedings; Orders. There is no pending Proceeding against or involving Purchaser and, to the Knowledge of Seller, no Person has threatened to commence any Proceeding against or involving Purchaser, including a Proceeding that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the Transactions. There is no Order to which Purchaser is subject. The Purchaser has not received any written notice or other written communication that there is any proposed Order that may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the Transactions.

3.9 Solvency, Payment of Debts. After giving effect to, and completion of, the Transactions contemplated by this Agreement, Purchaser will be solvent and able to pay its debts (including trade debts) as they mature.

4.	INDEMNIFICATION, ETC.

4.1 Survival.

(a) The representations, warranties, covenants and obligations of each party to this Agreement shall survive the Closing and the sale of the Transferred Assets to Purchaser.

(b) The representations and warranties made by each party to this Agreement and by Purchaser in the Purchaser Closing Certificate shall expire on the first anniversary of the Closing Date (the “Representation Termination Date”); provided, however, that if a Claim Notice (as defined below) relating to any representation or warranty is given to the party making such representing or warranty on or prior to the Representation Termination Date, then the claim asserted in such Claim Notice shall survive the Representation Termination Date until such time as such claim is fully and finally resolved. Notwithstanding anything to the contrary contained in this Agreement, there shall not be deemed to be a breach of any representation or warranty (i) of Seller contained in this Agreement if any of John Senaldi, Jonah Troth, Rakesh Jain, Tom Crevier, Desmond Win or Eric Carlson had, on or prior to the Closing, actual knowledge of the breach of, or of any facts or circumstances constituting or resulting in the breach of, such representation or warranty and (ii) of Purchaser contained in this Agreement if Seller had Knowledge of the breach of, or of any facts or circumstances constituting or resulting in the breach of, such representation or warranty.

(c) For purposes of this Agreement, a “Claim Notice” relating to a particular representation or warranty shall be deemed to have been given if a party to this Agreement, acting in good faith, delivers to the other party a written notice stating that such party believes that there is or has been a breach of such representation or warranty and setting forth in reasonable detail: (i) the basis for, and a brief description of the circumstances supporting, such party’s belief that there is or has been such a breach; and (ii) to the extent known and estimable, a non-binding, preliminary estimate of the aggregate dollar amount of the actual and potential damages that have arisen and may arise as a result of such breach; and asserting a claim for recovery under Sections 4.2 or 4.3 based on such alleged breach.

4.2 Indemnification by Parent and Seller.

(a) From and after the Closing Date (but subject to the limitations set forth in this Section 4), Parent and Seller shall, jointly and severally, hold harmless and indemnify each of the Purchaser Indemnitees from and against, and compensate and reimburse each of the Purchaser Indemnitees for, any Damages that are suffered or incurred by any of Purchaser Indemnitees and that arise from or as a result of:

(i) any inaccuracy in or breach of any of the representations or warranties made by Seller in this Agreement, the Bill of Sale, the Conveyance Documents and in any closing certificate;

(ii) any breach of any covenant or obligation of Seller contained in this Agreement; and

(iii) the Retained Liabilities.

(b) Except in the case of actual fraud with intent to deceive and except with respect to a claim with respect to an inaccuracy or breach of the representations and warranties set forth in the Sections 2.1(a), 2.15 and 2.16 (the “Fundamental Seller Representations”), neither Parent nor Seller shall be required to make any indemnification payment pursuant to Section 4.2(a)(i) until such time as the total, cumulative amount of all Damages (including the Damages arising from such breach and all other Damages arising from any other breaches of any representations or warranties) that have been suffered or incurred by any of the Purchaser Indemnitees and, with respect to which any indemnification payment would otherwise be available to any of the Purchaser Indemnitees pursuant to Section 4.2(a)(i), exceeds $50,000. If the total amount of such Damages exceeds $50,000, the Purchaser Indemnitees shall be entitled to be indemnified against and compensated and reimbursed solely for the amount of Damages in excess of $50,000.

(c) Except in the case of actual fraud with intent to deceive and except in connection with inaccuracies in or breaches of any of the Fundamental Seller Representations, the total amount of indemnification payments that Parent or Seller can be required to make to any of Purchaser Indemnitees pursuant to Section 4.2(a)(i) shall be limited to $2,000,000 in the aggregate. With respect to aggregate payments that Parent or Seller may be required to make to any of the Purchaser Indemnitees pursuant to Section 4.2(a)(i) in excess of $1,000,000, all such amounts shall be made solely through a set off against amounts otherwise owing under the Note in the reverse order that such amounts shall be owing thereunder (i.e., beginning with the last payment owing to be made under the Note).

(d) The parties acknowledge and agree that, for purposes of determining the amount of Damages in connection with an indemnification claim pursuant to this Section 4, each representation, warranty and other provision of this Agreement and in each certificate delivered pursuant hereto by either Seller or Purchaser shall be read without regard and without giving effect to any material, materiality or Material Adverse Effect standard or qualification contained in such representation or warranty or other provision as if such standard or qualification were deleted from such representation or warranty or other provision.

4.3 Indemnification by Purchaser.

(a) From and after the Closing Date (but subject to the limitations set forth in this Section 4), Purchaser shall hold harmless and indemnify each of the Seller Indemnitees from and against , and compensate and reimburse each of Seller Indemnitees for, any Damages that are suffered or incurred by any of Seller Indemnitees and that arise from or as a result of:

(i) any inaccuracy in or breach of any of the representations or warranties made by Purchaser in this Agreement or in any closing certificate, including the Purchaser Closing Certificate;

(ii) any breach of any covenant or obligation of Purchaser contained in this Agreement; and

(iii) the Assumed Liabilities.

(b) Except in the case of actual fraud with intent to deceive, Purchaser shall not be required to make any indemnification payment pursuant to Section 4.3(a)(i) until such time as the total, cumulative amount of all Damages (including the Damages arising from such breach and all other Damages arising from any other breaches of any representations or warranties) that have been suffered or incurred by any of the Seller Indemnitees and, with respect to which any indemnification payment would otherwise be available to any of Seller Indemnitees pursuant to Section 4.3(a)(i), exceeds $50,000. If the total amount of such Damages exceeds $50,000, the Seller Indemnitees shall be entitled to be indemnified against and compensated and reimbursed solely for the amount of Damages in excess of $50,000.

(c) Except in the case of actual fraud with intent to deceive, the total amount of indemnification payments that Purchaser can be required to make to any of Seller Indemnitees pursuant to Section 4.3(a)(i) (except with respect a claim with respect to an inaccuracy or breach of the Purchaser Closing Certificate) shall be limited to $2,000,000. With respect to aggregate payments that Purchaser may be required to make to any of the Seller Indemnitees pursuant to Section 4.3(a)(i) in excess of $1,000,000, all such amounts shall be made solely through an automatic increase in the principal amount owing under the Note. The repayment of such amount shall be due with the final payment of principal under the Note.

4.4 Defense of Third Party Claims. Promptly after an Indemnitee receives notice or otherwise obtains knowledge of any actual or possible claim, demand, suit, action, arbitration, investigation, inquiry or proceeding that has been or may be brought or asserted by a third party against an indemnifying party and that may give rise to an indemnification claim by an Indemnitee under this Section 4 (any such actual or possible claim, demand, suit, action, arbitration, investigation, inquiry or proceeding by a third party being referred to as a “Third-Party Claim”), Parent or Purchaser, as applicable, shall deliver to the other party a written notice stating the nature and basis of such Third-Party Claim and the dollar amount of such Third-Party Claim, to the extent known; provided that the failure to so notify the indemnifying party shall not relieve the indemnifying party of its obligations hereunder except to the extent that (and only to the extent that) such failure shall have caused the Damages for which the indemnifying party is obligated to be greater than the Damages would have been had the Indemnitee given the indemnifying party prompt notice hereunder . The Indemnitee may proceed in good faith to defend such Third-Party Claim with the assistance of counsel reasonably satisfactory to the indemnifying party and the indemnifying party shall be entitled at its own expense to monitor such defense. The Indemnitee shall be entitled to settle, adjust or compromise such Third-Party Claim; provided, however, that if the Indemnitee settles adjusts or compromises any such Third-Party Claim without the written consent of the indemnifying party, such settlement, adjustment or compromise shall not be conclusive evidence of the amount of Damages incurred by the Indemnitee in connection with such Third-Party Claim.

4.5 Exclusive Remedy. Except with respect to a suit for injunctive relief, the rights and remedies of the Indemnitees as provided in this Section 4 shall be the sole and exclusive remedy of the Indemnitees relating to the subject matter of this Agreement and no other remedy shall be had in contract, tort or otherwise against Seller, on the one hand, and Purchaser, on the other, all such remedies being expressly waived.

5.	COVENANTS.

5.1 Limitation on Hiring and Soliciting Employees, Soliciting Customers, Noncompetition, Etc.

(a) Limitation on Seller. During the three-year period following the Closing, neither Seller nor Parent shall (and Parent and Seller shall ensure that its respective Affiliates do not), directly or indirectly: (i) hire any Specified Individual as an employee, consultant or independent contractor; (ii) encourage, induce, or solicit any Specified Individual to terminate his or her employment, consulting or independent contractor relationship with Purchaser; (iii) induce or intentionally attempt to induce any Business Contact to cease doing business with Purchaser or the Business or otherwise interfere with the relationship between Purchaser and any such Business Contact; or (iv) engage in Competition with the Specified Business anywhere in the world, provided, however, that Seller and its Affiliates may, without violating this Section 5.1(a):

(A) own, as a passive investment, shares of capital stock of a publicly-held corporation that engages in Competition with the Specified Business if: (1) such shares are actively traded on an established national securities market; and (2) the number of shares of such corporation’s capital stock that are owned beneficially by Seller represent less than five percent of the total number of shares of such corporation’s capital stock outstanding; and

(B) hire any employee who responds to a general ad published by Seller.

For purposes of this Section 5.1(a): (i) “Specified Individual” means any Transferred Employee or other employee of Purchaser or any subsidiary of Purchaser; (ii) “Business Contact” means any customer, supplier or licensee of the Business at any time during the three month period preceding the Closing; and (iii) a Person shall be deemed to be engaged in “Competition with the Specified Business” if such Person is, directly or indirectly, engaged (whether as an owner, operator, manager, employee, officer, director, consultant, advisor, representative or otherwise) in any business or activity that competes in any material respect with the Specified Business as conducted by Seller as of the date hereof.

(b) Limitation on Purchaser. During the three-year period following the Closing, Purchaser shall not (and Purchaser shall ensure that its Affiliates do not), directly or indirectly: (i) hire any Seller Specified Individual as an employee, consultant or independent contractor; or (ii) encourage, induce, or solicit any Seller Specified Individual to terminate his or her employment, consulting or independent contractor relationship with Seller, provided, however, that Purchaser and its Affiliates may, without violating this Section 5.1(b), hire any employee who respond to a general ad published by Purchaser or any of its Affiliates.

For purposes of this Section 5.1(b): (i) “Seller Specified Individual” means any employee of Seller other than the Transferred Employees; and (ii) “Seller Contact” means any customer, supplier or licensee of Seller.

(c) Severability. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 5.1 is invalid or unenforceable, Purchaser and Seller agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration or area of such term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified.

5.2 Consents. At Purchaser’s request, during the period following the execution of this Agreement and until the Closing (or earlier termination of this Agreement pursuant to Section 6.19 below), Seller shall use commercially reasonable efforts to obtain any Consent necessary to assign any of the Transferred Contracts.

5.3 Confidentiality. Subject to the terms of Section 6.3, if the Transactions contemplated hereby are consummated, Parent and Seller shall, and shall cause their respective Affiliates, employees, directors and consultants to, maintain as confidential and shall not use or disclose (except as required by applicable Legal Requirements or as authorized in writing by Purchaser) any confidential or proprietary information or materials regarding Purchaser or relating to the Business. In the event that Parent or Seller (or any of their respective Affiliates, employees, directors and consultants) is required by applicable Legal Requirements to disclose any confidential or proprietary information, such party shall promptly notify Purchaser in writing, which notification shall include the nature of the legal requirement and the extent of the required disclosure, and shall cooperate with Purchaser to preserve the confidentiality or proprietary nature of such information consistent with such applicable Legal Requirements.

6.	MISCELLANEOUS PROVISIONS.

6.1 Further Actions and Guaranty. From and after the Closing Date, each party hereto shall cooperate with the other party hereto, and shall cause to be executed and delivered such documents and cause such other actions to be taken as the other party hereto may reasonably request, for the purpose of evidencing the Transactions. To the extent that the parties hereto have been unable to obtain any Consent that Purchaser reasonably deems necessary to be obtained for the transfer to Purchaser of any of the Transferred Assets by the Closing Date, Seller shall use commercially reasonable efforts to obtain such Consent as promptly as practicable thereafter. Without limiting any other term of this Agreement, Parent hereby unconditionally and irrevocably guarantees to Purchaser the fully due and punctual performance and observation of Seller of all of the obligations of Seller (or any assignee thereof) under the terms of this Agreement and each of the other Transactional Agreements (in each case, as amended from time to time in accordance with the terms of this Agreement and such other Transactional Agreements). In the event of any failure by Seller to fully perform or observe such obligations, Parent shall be jointly and severally liable to Purchaser for the obligations of Seller arising hereunder and/or thereunder, as the case may be.

6.2 Continuing Access to Information. Unless otherwise consented to in writing by Parent or Purchaser, as the case may be, each party hereto shall not, for a period of seven years following the Closing, destroy, alter or otherwise dispose of any of the books and records of Seller relating to the Business without first offering to surrender to Parent or Purchaser, as applicable, such books and records or any portion thereof of which Seller or Purchaser, as applicable, may intend to destroy, alter or dispose. After the Closing Date, each party shall give to the other reasonable access during normal business hours to (and shall allow such other party and its Representatives to make copies of) any accounting books and records and other financial data related to the Business as may be necessary for: (a) preparation of Tax Returns and financial statements that are the responsibility of each party; (b) management and handling of any Tax audits and Tax disputes; and (c) complying with any audit request, subpoena or other investigative demand by any Governmental Body or for any civil litigation, or for any other reasonable purpose.

6.3 Publicity.

(a) Parent shall ensure that, on and at all times after the date of this Agreement: (i) no press release or other public statements or publicity concerning any of the Transactions is issued or otherwise disseminated by or on behalf of Seller or any Affiliate of Seller without Purchaser’s prior written consent; and (ii) Parent and Seller (and each of their respective Affiliates) continue to keep the terms of this Agreement and the other Transactional Agreements strictly confidential; provided, however, that: (A) the existence and terms of this Agreement and the other Transactional Agreements may be disclosed to the extent required by applicable Legal Requirements or deemed advisable in the reasonable opinion of Parent in order to comply with applicable Legal Requirements (including, in each case, rules and regulations issued by a national security exchange that are applicable to Parent); and (B) neither Parent, Seller nor any Affiliate of Seller or Parent shall be required to obtain the Consent of Purchaser with respect to any disclosure relating to the Transactions if (and only to the extent that) such disclosure is not more expansive than or inconsistent with prior public disclosures made by Parent or any Affiliate of Parent in accordance with this Section 6.3 or made by Purchaser or any Affiliate of Purchaser.

(b) Purchaser shall ensure that, on and at all times after the date of this Agreement: (i) no press release or other public statements or publicity concerning any of the Transactions is issued or otherwise disseminated by or on behalf of Purchaser or any Affiliate of Purchaser without Parent’s prior written consent; and (ii) Purchaser (and each of its Affiliates) continue to keep the terms of this Agreement and the other Transactional Agreements strictly confidential; provided, however, that: (A) the existence and terms of this Agreement and the other Transactional Agreements may be disclosed to the extent Purchaser reasonably believes that such disclosure is required by applicable Legal Requirements (including rules and regulations issued by a national security exchange that are applicable to Purchaser); and (B) neither Purchaser nor any Affiliate of Purchaser shall be required to obtain the Consent of Parent with respect to any disclosure relating to the Transactions if (and only to the extent that) such disclosure is not more expansive than or inconsistent with prior public disclosures made by Seller or any Affiliate of Seller in accordance with this Section 6.3 or made by Parent or Seller or any Affiliate thereof.

6.4 Fees and Expenses. Except as specifically set forth otherwise in this Agreement or the other Transactional Agreements, each party shall bear and pay all fees, costs and expenses that have been incurred by such party in connection with: (a) the negotiation, preparation and review of this Agreement (including the Disclosure Schedule), the other Transactional Agreements and all bills of sale, assignments, certificates, opinions and other instruments and documents delivered or to be delivered in connection with the Transactions; (b) the preparation and submission of any filing or notice required to be made or given in connection with any of the Transactions, and the obtaining of any Consent required to be obtained in connection with any of the Transactions; and (c) the consummation and performance of the Transactions.

6.5 Attorneys’ Fees. If any Proceeding relating to this Agreement or the enforcement of any provision of this Agreement is brought against any party to this Agreement, the prevailing party shall be entitled to recover reasonable attorneys’ fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

6.6 Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received: (a) when delivered by hand; (b) the first business day after being sent by nationally recognized overnight courier service; (c) five days after being sent by registered or certified mail; (d) if sent by confirmed facsimile or electronic transmission before 2:00 p.m. in California, on that day (or the following business day if such day is not a business day); (e) if sent by confirmed facsimile or electronic transmission after 2:00 p.m. in California, on the following business day, in any case to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address, electronic address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

if to Seller or Parent:

Symyx Technologies, Inc.

1263 East Arques Avenue

Sunnyvale, CA 94085

Attention: General Counsel

Facsimile: (408) 773-4068

with a copy to:

Timothy J. Moore

Cooley Godward Kronish LLP

Five Palo Alto Square

3000 El Camino Real

Palo Alto, CA 94306

Facsimile: (650) 849-7400

if to Purchaser:

HPR Global, Inc.

415 Oakmead Parkway

Sunnyvale, CA 94085

Attention: CEO

with a copy to:

Steven J. Tonsfeldt

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, CA 94025

Facsimile: (650) 473-2601

6.7 Headings. The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

6.8 Counterparts and Exchanges by Electronic Transmission or Facsimile. This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission or facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

6.9 Governing Law.

(a) This Agreement shall be construed in accordance with, and governed in all respects by, the internal laws of the State of California (without giving effect to principles of conflicts of laws).

(b) Notwithstanding anything to the contrary contained in this Agreement, any claim for indemnification, compensation or reimbursement pursuant to Section 4 and any claim for a monetary remedy relating to this Agreement or the Transactions after the Closing shall be brought and resolved exclusively in accordance with Schedule 6.9(b); provided, however, that nothing in this Section 6.9(b) shall prevent Seller or Purchaser from seeking preliminary injunctive relief from a court of competent jurisdiction.

(c) Any Proceeding relating to this Agreement or the enforcement of any provision of this Agreement shall be brought or otherwise commenced in any state or federal court located in the County of Santa Clara, California. Each party to this Agreement:

(i) expressly and irrevocably consents and submits to the non-exclusive jurisdiction of each state and federal court located in the County of Santa Clara, California (and each appellate court located in the State of California) in connection with any such Proceeding;

(ii) agrees that each state and federal court located in the County of Santa Clara, California shall be deemed to be a convenient forum; and

(iii) agrees not to assert (by way of motion, as a defense or otherwise), in any such Proceeding commenced in any state or federal court located in the County of Santa Clara, California, any claim that such party is not subject personally to the jurisdiction of such court, that such Proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court.

6.10 Successors and Assigns; Parties in Interest.

(a) This Agreement shall be binding upon Parent, Seller and their respective successors and assigns (if any), and Purchaser and its successors and assigns (if any). This Agreement shall inure to the benefit of: Parent; Seller; Purchaser and the respective successors and permitted assigns (if any) of the foregoing.

(b) Neither Parent (or Seller) nor Purchaser may assign their respective rights under this Agreement to any other Person without the other party’s written consent except in connection with a sale of substantially the entire business of Parent or Purchaser, as the case may be (whether by merger, sale of assets or stock or otherwise). For the avoidance of doubt, Purchaser may not assign its obligations under the Note without Parent’s written consent.

(c) None of the provisions of this Agreement is intended to provide any rights or remedies to any Person other than the parties to this Agreement and their respective successors and assigns (if any). Without limiting the generality of the foregoing: (i) no employee of Seller shall have any rights under this Agreement or under any of the other Transactional Agreements under Section 4 or otherwise; and (ii) no creditor of Seller shall have any rights under this Agreement or any of the other Transactional Agreements.

6.11 Remedies Cumulative; Specific Performance. The rights and remedies of the parties hereto shall be cumulative (and not alternative). Each party agrees that, in the event of any breach or threatened breach by the other party of any covenant, obligation or other provision set forth in this Agreement, such party shall be entitled (in addition to any other remedy that may be available to it) to: (a) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision; and (b) an injunction restraining such breach or threatened breach.

6.12 Waiver. No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Person shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

6.13 Amendments. This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of Purchaser, Parent and Seller.

6.14 Severability. In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law.

6.15 Entire Agreement. The Transactional Agreements set forth the entire understanding of the parties relating to the subject matter thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter thereof.

6.16 Non-Reliance. Purchaser acknowledges and agrees that Seller has not made and is not making any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in Section 2 of this Agreement and the Disclosure Schedule. Seller acknowledges and agrees that Purchaser has not made and is not making any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in Section 3 of this Agreement.

6.17 Bulk Transfer Laws. Purchaser hereby waives compliance by Seller with the provisions of any so-called bulk transfer laws of any jurisdiction in connection with the sale of the Transferred Assets to Purchaser. Seller and Parent shall indemnify Purchaser against any Damages that Purchaser may suffer due to the failure to so comply by Seller.

6.18 No Strict Construction. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their collective mutual intent, and no rule of strict construction shall be applied against any Person. The term “including” as used herein shall be by way of example and shall not be deemed to constitute a limitation of any term or provision contained herein.

6.19 Termination. At any time prior to the Closing, this Agreement may be terminated and the transactions contemplated by this Agreement abandoned by authorized action taken by the terminating party, by either Parent or Purchaser, if the Closing has not occurred on or before March 31, 2010 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 6.19 shall not be available to any party whose breach of this Agreement has resulted in the failure of the Closing to occur on or before the Termination Date.

6.20 Disclosure Schedule and Transferred Assets Updates. At any time prior to the Closing, if requested by Purchaser, Seller may, in its sole discretion, make updates or clarifications to the Disclosure Schedule and/or Transferred Assets schedules as may be reasonably requested by Purchaser. Any such updated Disclosure Schedule and Transferred Assets schedules shall thereafter automatically be deemed to be the final Disclosure Schedule or Transferred Assets schedules, as applicable.

6.21 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections” and “Exhibits” are intended to refer to Sections of this Agreement and Exhibits to this Agreement.

The parties to this Agreement have caused this Agreement to be executed and delivered as of the date first written above.

HPR GLOBAL, INC. a Delaware corporation

By:	/s/ John Senaldi
Name:	John Senaldi
Title:	CEO

SYMYX TECHNOLOGIES, INC. a Delaware corporation

By:	/s/ Isy Goldwasser
Name:	Isy Goldwasser
Title:	CEO

SYMYX SOLUTIONS, INC. an Oregon corporation

By:	/s/ Isy Goldwasser
Name:	Isy Goldwasser
Title:	CEO

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

Affiliate. “Affiliate” shall mean, with respect to any Person, any other Person that as of the date of the Agreement or as of any subsequent date, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such specified Person.

Agreement. “Agreement” shall mean the Asset Purchase Agreement to which this Exhibit A is attached (including the Disclosure Schedule), as it may be amended from time to time.

Business. “Business” shall mean (a) the “Tools” division of Seller’s High Productivity Research (“HPR”) business unit, which develops, manufactures and sells laboratory automation instruments and workflows to accelerate and improve research, production and development activities; (b) Seller’s recently restructured “Research Services” division of HPR, which performs advanced chemical research services; and/or (b) Seller’s front-end “Lab Execution and Analysis” (LEA) software products, which consist of the products Library Studio, Automation Studio, the Automation Studio Software Development Kit, Epoch and Impressionist.

Business IP. “Business IP” means all Intellectual Property Rights and Intellectual Property necessary for, primarily used in or primarily held for use in the conduct of the Business as currently conducted by Seller.

Consent. “Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

Contract. “Contract” shall mean any written, oral or other agreement, contract, arrangement, representation, warranty, deed, purchase order, work order, commitment, covenant, assurance or undertaking of any nature.

Damages. “Damages” shall include any loss, damage, injury, Liability, claim, settlement, judgment, award, fine, penalty, Tax, fee (including any legal fee, expert fee, accounting fee or advisory fee), charge, cost (including any cost of investigation) or expense of any nature but specifically excluding any special, punitive or consequential damages except to the extent awarded to third parties.

Disclosure Schedule. “Disclosure Schedule” shall mean the disclosure schedule (dated as of the date of the Agreement) delivered to Purchaser on behalf of Seller. The Disclosure Schedule shall be arranged in sections corresponding to the numbered and lettered sections contained in Section 2. Disclosures in any section or subsection of the Disclosure Schedule shall qualify other sections and subsections of Section 2 to the extent it is readily apparent from a reading of the disclosure (without reference to any other document or any presumed knowledge of the Business) that such disclosure is applicable to such other sections and subsections.

Encumbrance. “Encumbrance” means any security interest, mortgage, lien, option, pledge, charge or other similar encumbrance.

Governmental Authorization. “Governmental Authorization” shall mean any: (a) permit, license, certificate, franchise, approval, consent, permission, clearance, certification, designation, rating, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

Governmental Body. “Governmental Body” shall mean any: (a) nation, principality, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, board, instrumentality, officer, official, representative, organization, unit, body or entity and any court or other tribunal); (d) multi-national organization or body; or (e) individual, entity or body exercising, or entitled to exercise, any executive, legislative, judicial, administrative, regulatory, police, military or taxing authority or power of any nature.

Hazardous Material. “Hazardous Material” shall include any petroleum, waste oil, crude oil, asbestos, urea formaldehyde or polychlorinated biphenyl, any waste, gas or other substance or material that is explosive or radioactive and any “hazardous substance,” “pollutant,” “contaminant,” “hazardous waste,” “regulated substance,” “hazardous chemical” or “toxic chemical” as designated, listed or defined (whether expressly or by reference) in any statute, regulation or other Legal Requirement.

Indemnitees. “Indemnitees” shall mean Purchaser Indemnitees and Seller Indemnitees, collectively.

Initial Transactions. “Initial Transactions” shall mean (a) the filing of Purchaser’s certificate of incorporation with the Secretary of State of the State of Delaware, (b) the appointment of the initial board of directors of Purchaser; (c) the issuance of the shares of Purchaser Common Stock as necessary to make the representations in the Purchaser Closing Certificate accurate in all respects as of the Closing; and (d) the taking of all other actions contemplated by Purchaser Closing Certificate necessary to make the representations in the Purchaser Closing Certificate accurate in all respects as of the Closing.

Intellectual Property. “Intellectual Property” shall mean algorithms, apparatus, BKMs, databases, data collections, diagrams, formulae, inventions (whether or not patentable), know-how, logos, marks (including brand names, product names, logos, and slogans), methods and processes (including manufacturing methods, training methods and similar methods and processes), proprietary information, protocols, recipes, schematics, specifications, software, techniques, URLs, web sites, works of authorship and other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing, such as instruction manuals, laboratory notebooks, prototypes, samples, studies and summaries).

Intellectual Property Rights. “Intellectual Property Rights” shall mean all rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights and mask works; (b) trademark and trade name rights and similar rights; (c) trade secret rights; (d) patent and industrial property rights; (e) other proprietary rights in Intellectual Property; and (f) rights in or relating to registrations, renewals, extensions, combinations, divisions, and reissues of, and applications for, any of the rights referred to in clauses “(a)” through “(e)” above.

Knowledge. Information shall be deemed to be known to or to the “Knowledge” of Seller if that information is actually known by Isy Goldwasser, Rex Jackson, Charley Haley, Rick Rosenthal, Kenneth Moore, Michael Hauptman and/or Trevor Heritage.

Legacy Patents. “Legacy Patents” shall mean all patents and patent applications listed on Schedule 1.1(a) that are not identified in Schedule 1.1(a) as Core Tools Patents.

Legal Requirement. “Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, legislation, constitution, principle of common law, resolution, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, ruling, directive, pronouncement, requirement, specification, determination, decision, opinion or interpretation issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Body.

Liability. “Liability” shall mean any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, including, without limitation, those arising under any applicable Legal Requirements.

Material Adverse Effect. “Material Adverse Effect” shall mean any circumstance, event, state of facts, change in or effect on Seller and/or the Business that has had or would reasonably be expected to have a material adverse effect upon or change in (a) the business, financial condition, operating results, assets or operations of the Business taken as a whole or (b) the ability of Seller to consummate the Transactions contemplated by this Agreement;

Order. “Order” shall mean any: (a) order, judgment, injunction, edict, decree, ruling, pronouncement, determination, decision, opinion, verdict, sentence, subpoena, writ or award issued, made, entered, rendered or otherwise put into effect by or under the authority of any court, administrative agency or other Governmental Body or any arbitrator or arbitration panel; or (b) Contract with any Governmental Body entered into in connection with any Proceeding.

Permitted Encumbrance. “Permitted Encumbrance” means (a) liens for Taxes not yet due and payable (other than Taxes arising out of the transactions contemplated by this Agreement) or for Taxes that are being contested in good faith; (b) liens imposed by applicable laws, such as materialmen’s, mechanics’, carriers’, workmen’s, repairmen’s and other similar Encumbrances arising in the ordinary course of business for amounts not yet due or that are being contested in good faith; and (c) such imperfections of title and encumbrances, if any, that do not detract from the value or interfere with the present use of the property subject thereto or affected thereby.

Person. “Person” shall mean any individual, corporation or other entity or Governmental Body.

Plan. “Plan” means Purchaser’s 2010 Stock Incentive Plan.

Proceeding. “Proceeding” shall mean any action, suit, litigation, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding and any informal proceeding), prosecution, contest, hearing, audit or examination commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Body or any arbitrator or arbitration panel.

Purchaser Common Stock. “Purchaser Common Stock” shall mean the common stock of Purchaser, par value $0.0001 per share.

Purchaser Indemnitees. “Purchaser Indemnitees” shall mean the following Persons: (a) Purchaser; (b) the current and future affiliates of Purchaser; (c) the respective Representatives of each the Persons referred to in clauses “(a)” and “(b)” above; and (d) the respective successors and assigns of the Persons referred to in clauses “(a)”, “(b)” and “(c)” above.

Registered IP. “Registered IP” shall mean all Intellectual Property Rights in the Transferred IP and the LEA Software Assets that are registered, filed, or issued under the authority of, with or by any Governmental Body, including all patents, registered copyrights, registered mask works and registered trademarks and all applications for any of the foregoing.

Representatives. “Representatives” shall mean officers, directors, employees, agents, attorneys, accountants and advisors.

Retained Intellectual Property. “Retained Intellectual Property” shall mean the patents and applications referred to in Schedule 1.1A, and any Intellectual Property Rights of Seller’s Symyx Software business units other than the LEA Software Assets listed on Schedule 1.1(d).

Seller Contract. “Seller Contract” shall mean any current Contract primarily related to, used or held for use in the Business to which Seller is a party or otherwise bound.

Securities Act. “Securities Act” shall mean the Securities Act of 1933, as amended.

Seller Indemnitees. “Seller Indemnitees” shall mean the following Persons: (a) Seller; (b) Parent; (c) the current and future affiliates of Seller and Parent, respectively; (d) the respective Representatives of each the Persons referred to in clauses “(a)”, “(b)” and “(c)” above; and (e) the respective successors and assigns of the Persons referred to in clauses “(a)”, “(b)”, “(c)” and “(d)” above.

Seller IP. “Seller IP” means the Transferred IP, the rights of Seller under the Transferred Contracts and the LEA Software Assets.

Specified Business. “Specified Business” shall mean (a) the “Tools” division of Seller’s High Productivity Research (“HPR”) business unit, which develops, manufactures and sells laboratory automation instruments and workflows to accelerate and improve research, production and development activities; (b) Seller’s recently restructured “Research Services” division of HPR, which performs advanced chemical research services; and/or (c) a license to a third party to embed the Automation Studio or Library Studio components of the Assigned Components set forth on Schedule 1.1(d) or any software that is developed by Parent (or its subsidaries) after the Closing that is materially equivalent to the functionality provided by such Automation Studio or Library Studio components.

Tax. “Tax” shall mean any tax (including any income tax, franchise tax, capital gains tax, estimated tax, gross receipts tax, value-added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, occupation tax, inventory tax, occupancy tax, withholding tax or payroll tax), levy, assessment, tariff, impost, imposition, toll, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty or interest), that is, has been or may in the future be (a) imposed, assessed or collected by or under the authority of any Governmental Body, or (b) payable pursuant to any tax-sharing agreement or similar Contract.

Tax Return. “Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information that is, has been or may in the future be filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

Transactional Agreements. “Transactional Agreements” shall mean: (a) the Agreement; (b) the Transition Services Agreement; (c) the Note; (d) the License Agreement; (e) the Lease Agreement; (e) the Securities Issuance Agreement; (f) Software License, Services and Co-Marketing Agreement; and (g) all other documents and agreements delivered or to be delivered in connection with the Transactions.

Transactions. “Transactions” shall mean: (a) the execution and delivery of the respective Transactional Agreements; and (b) all of the transactions contemplated by the respective Transactional Agreements, including: (i) the sale of the Transferred Assets by Seller to Purchaser in accordance with the Agreement; (ii) the assumption of the Assumed Liabilities by Purchaser in accordance with the Agreement; and (iii) the performance by Seller and Purchaser of their respective obligations under the Transactional Agreements, and the exercise by Seller and Purchaser of their respective rights under the Transactional Agreements.

Transferred Employees. “Transferred Employees” shall mean employees of Seller who accept an offer of employment with Purchaser and who commence employment with Purchaser on the day following the Closing Date.

Transferred Product. “Transferred Product” shall mean each product and service currently being designed, developed, manufactured, marketed, distributed, provided, licensed or sold by Seller in connection with the Business.

LIST OF SCHEDULES

Schedule 1.1(a)	-	Transferred IP

Schedule 1.1(b)	-	Transferred Fixed Assets

Schedule 1.1(c)	-	Transferred Contracts

Schedule 1.1(d)	-	LEA Software Assets

Schedule 1.1(e)	-	Transferred Receivables (final Schedule to be delivered at Closing)

Schedule 1.1(f)	-	Transferred Inventory (final Schedule to be delivered at Closing)

Schedule 1.1(g)	-	Cash (final Schedule to be delivered at Closing)

Schedule 1.3(a)	-	Assumed Liabilities (final Schedule to be delivered at Closing)

Schedule 6.9(b)	-	Dispute Resolution Procedures

LIST OF EXHIBITS

Exhibit A	-	Certain Definitions

Exhibit B	-	License Agreement

Exhibit C	-	Assumption Agreement

Exhibit D	-	Note

Exhibit E	-	Warrant

Exhibit F	-	Bill of Sale

Exhibit G	-	Securities Issuance Agreement

Exhibit H	-	Purchaser Closing Certificate

Exhibit I	-	Certificate of Incorporation

The Schedules and Exhibits listed above have been omitted, other than Exhibit A. Symyx Technologies, Inc. will furnish supplementally a copy of any omitted Schedule or Exhibit to the Securities and Exchange Commission upon request.